MUFG AMERICAS CORPORATE ADVISORY, INC.
(Formerly known as BTMU SECURITIES, INC.)
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)
(SEC I.D. No. 8-26042)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED MARCH 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT
under the Securities Exchange Act of 1934.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-26042

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017   AND ENDING 03/31/2018
                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: MUFG Americas Corporate Advisory, Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO. 10151

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York   New York   10020
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith McDermott   (212) 405-7036
(Area Code - Telephone Number.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza   New York   New York   10112
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

MUFG AMERICAS CORPORATE ADVISORY, INC.
(Formerly known as BTMU SECURITIES, INC.)
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

TABLE OF CONTENTS

*** For conditions of confidential treatment of certain portions of this filing, see section SEC 240.17a-5(e)(3).*



AFFIRMATION

I, Keith McDermott, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MUFG Americas Corporate Advisory, Inc. (formerly known as BTMU Securities, Inc.), a wholly-owned subsidiary of MUFG Americas Holdings Corporation, as of and for the year ended March 31, 2018, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 5.29.18

Signature Date

Chief Financial Officer

Title

[signature]

Notary Public

SANDRA TREUSDELL
Notary Public - State of New York
Registration No. 02TR6227938
Qualified in Westchester County
Commission Expires 9/7/18

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder and the Board of Directors of
MUFG Americas Corporate Advisory, Inc.
1221 Avenue of the Americas
New York, NY 10020-1104

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MUFG Americas Corporate Advisory, Inc. (the "Company", f/k/a BTMU Securities, Inc.) as of March 31, 2018, and the related statements of operations, cash flows, changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As disclosed in Notes 2 and 4, the accompanying financial statements include significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated business.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental

schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

May 29, 2018
We have served as the Company's auditor since 2006.

MUFG AMERICAS CORPORATE ADVISORY, INC.
(Formerly known as BTMU SECURITIES, INC.)
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

Statement of Financial Condition
As of March 31, 2018
(In thousands of dollars, except share data or unless otherwise noted)

Assets		
Cash	$	73,425
Fee receivable from affiliate		210
Prepaid fees		9
Current tax assets		1,063
Deferred tax assets		55
Total assets	**$**	**74,762**
Liabilities and stockholder's equity		
Liabilities:		
Accrued expenses	$	1,119
Total liabilities		1,119
Commitments and contingencies (see Note 7)		
Stockholder's equity:		
Common stock $1 par value: 250,000 shares authorized, 1,000 shares issued and outstanding		1
Additional paid-in capital		8,183
Retained earnings		65,459
Total stockholder's equity		73,643
Total liabilities and stockholder's equity	**$**	**74,762**

See notes to financial statements.

MUFG AMERICAS CORPORATE ADVISORY, INC.
(Formerly known as BTMU SECURITIES, INC.)
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

Statement of Operations
For the year ended March 31, 2018
(In thousands of dollars)

Revenue:		
Service fee from affiliate	$	3,732
Referral fees		55
Interest income		6
Total revenue		**3,793**
Expenses:		
Employee compensation and benefits		1,448
Occupancy		859
Service charges		563
Professional fees		150
Association dues		76
Service contracts		71
Other		220
Total expenses		**3,387**
Income before income tax provision		**406**
Income tax provision		2,062
Net loss	$	**(1,656)**

See notes to financial statements.

MUFG AMERICAS CORPORATE ADVISORY, INC.
(Formerly known as BTMU SECURITIES, INC.)
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

Statement of Cash Flows
For the year ended March 31, 2018
(In thousands of dollars)

Cash flows from operating activities:		
Net loss	$	(1,656)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income tax provision		658
Decrease in operating assets:		
Fee receivable from affiliate		2,421
Prepaid fees		14
Current tax assets		595
Decrease in operating liabilities:		
Accrued expenses		(2,215)
Net cash used in operating activities		**(183)**
Net decrease in cash		(183)
Cash - beginning of year		73,608
Cash - end of year	**$**	**73,425**
Supplemental cash flow information:		
Income taxes paid	$	809

See notes to financial statements.

MUFG AMERICAS CORPORATE ADVISORY, INC.
(Formerly known as BTMU SECURITIES, INC.)
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

Statement of Changes in Stockholder's Equity
For the year ended March 31, 2018
(In thousands of dollars)

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total	
Balance, April 1, 2017	$	1	$	8,183	$	67,115	$	75,299
Net loss		-		-		(1,656)		(1,656)
Balance, March 31, 2018	**$**	**1**	**$**	**8,183**	**$**	**65,459**	**$**	**73,643**

See notes to financial statements.

MUFG AMERICAS CORPORATE ADVISORY, INC.
(Formerly known as BTMU SECURITIES, INC.)
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

Notes to Financial Statements
As of and for the year ended March 31, 2018

1. ORGANIZATION AND NATURE OF OPERATIONS

MUFG Americas Corporate Advisory, Inc. (formerly known as BTMU Securities, Inc.) (the "Company"), is a wholly-owned subsidiary of MUFG Americas Holdings Corporation ("MUAH"), a U.S. Intermediate Holding Company. MUAH is a wholly-owned subsidiary of MUFG Bank, Ltd. (formerly known as the Bank of Tokyo-Mitsubishi UFJ, Ltd.) ("MUFG Bank") and Mitsubishi UFJ Financial Group, Inc. ("MUFG"). MUFG Bank's ultimate parent company and controlling party is MUFG, incorporated in Japan.

The Company is registered as a limited corporate financing broker with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company holds registered licenses for dual-hatted MUFG Union Bank, N.A. ("MUB") employees for which it receives a reimbursement of expenses from MUB with a mark-up.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make certain estimates that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions generally include bonuses and employee benefits, and the determination of deferred tax assets. Although these and other estimates are based on the best available information, actual results could be materially different.

Cash. Cash is comprised of unrestricted interest-bearing and non-interest bearing deposits with banks. The interest-bearing deposit is at MUB. See Note 4 for more details.

Fee receivable from affiliate. The Company receives a service fee from MUB. The service fee covers all expenses incurred by the Company, as reported in the Statement of Operations. The Company expects that the outstanding fee receivable at March 31, 2018 will be collected and as a result, no reserves are required.

Income taxes. Income tax provision is calculated and determined using the asset and liability method under which deferred tax assets and liabilities are determined based upon temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized. The Company files its federal taxes as part of a consolidated return filed by MUAH; its state and local filings include both separate and group filings depending on the state. A formal tax sharing agreement is in place, as discussed in Note 6. The Company believes the method for allocating income tax expense is systematic, rational, and consistent with the principles of ASC 740, *Income Taxes.*

MUFG AMERICAS CORPORATE ADVISORY, INC.
(Formerly known as BTMU SECURITIES, INC.)
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

Notes to Financial Statements
As of and for the year ended March 31, 2018

Accrued expenses. Accrued expenses are predominantly comprised of occupancy, professional fees, service charges payable to affiliates, employee compensation and benefits expenses and regulatory assessments.

Service fee from affiliate. The Company receives a service fee via a cost-plus arrangement with MUB. Under the cost-plus arrangement, the Company receives reimbursements related to the expenses that the Company incurs, plus a markup. The expenses subject to reimbursement include employee compensation and benefits, occupancy, service charges, professional fees, association dues, service contracts and other. The revenue is accrued monthly and cash settled in the subsequent month.

Employee compensation and benefits. Certain employees of MUB are also employees of the Company. The expense apportionment for these employees is based on a systematic, rational and consistent approach, which identifies the employees' business commitment and support provided to the Company. The apportionment is based on the employees' total annual remuneration (including salaries, bonuses, and allocated cost of benefits) and is recorded on a monthly basis. Employee compensation and benefits expenses also include the allocated costs of deferred compensation, as referred to in Note 5.

Service charges. The Company receives services from various affiliates, including management and professional services, computer operations and administrative support, financial reporting, compliance monitoring, infrastructure and other support functions. The charges for the services are determined based on the direct costs incurred, plus a markup. The direct costs include, but are not limited to, the salaries, bonuses, and employee benefits relating to the services provided to the Company.

3. RECENT ACCOUNTING DEVELOPMENTS

Revenue Recognition. In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), which clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and International Financial Reporting Standards ("IFRS"), as well as creates the new FASB ASC 606, *Revenue from Contracts with Customers*. In August 2015, ASU 2015-14, *Revenue from Contracts with Customers – Deferral of the Effective Date* ("ASU 2015-14") deferred the effective date of ASU 2014-09 to annual reporting periods beginning after December 15, 2017. In March 2016, the FASB issued ASU 2016-08, *Revenue from Contracts with Customers – Principal Versus Agent Considerations* ("ASU 2016-08"), which clarifies certain principal versus agent considerations specific to reporting revenue gross versus net. In April 2016, the FASB issued ASU 2016-10, *Revenue from Contracts with Customers – Identifying Performance Obligations and Licensing* ("ASU 2016-10"), which provides clarification on an entity's identification of certain performance obligations and on licensing. In May 2016, the FASB issued ASU 2016-12, *Revenue from Contracts with Customers – Narrow-Scope Improvements and Practical Expedients* ("ASU 2016-12"), which clarifies guidance on assessing collectability to support the existence of a contract, clarifies how to account for noncash consideration at the inception and throughout the contract, establishes a practical expedient for the presentation of sales taxes on a net basis in revenue and a practical expedient to address contract modifications upon transition. The Company has completed the impact assessment and has evaluated the required changes to processes

MUFG AMERICAS CORPORATE ADVISORY, INC.
(Formerly known as BTMU SECURITIES, INC.)
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

Notes to Financial Statements
As of and for the year ended March 31, 2018

and controls. The changes from all ASUs mentioned above will not have a material impact on the Company's financial statements and related disclosures.

Leases. In February 2016, the FASB issued ASU 2016-02, *Leases* ("ASU 2016-02"). The amendments in this update create Topic 842, *Leases,* and supersede the lease requirements currently set out in Topic 840, *Leases.* Topic 842 requires the recognition of lease assets and lease liabilities for those leases classified as operating leases under previous GAAP, and allows for more effective reporting of useful information relating to leases. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures.

4. RELATED PARTY ACTIVITIES

The Company receives service fees from MUB. Total service fees earned were $3.7 million for the year ended March 31, 2018 and is reported in Service fee from affiliate in the Statement of Operations. As of March 31, 2018, the total receivable from MUB was $0.2 million and is reported in Fee receivable from affiliate in the Statement of Financial Condition.

During the year ended March 31, 2018, the Company recognized referral fees on referrals to MUFG Securities Americas Inc. ("MUSA") for specified customers that had been outstanding as of March 31, 2017. Referral fees were $0.1 million and are included in Referral fees in the Statement of Operations. As of March 31, 2018, there was no outstanding referral fees receivable.

The Company has $56.0 million of its cash held at MUB, which is the only interest bearing account. Total interest income earned was $6 thousand for the year ended March 31, 2018.

The Company's employees are dual-hat employees who provide services for both the Company and MUB. Employee compensation and benefits expenses for these dual-hat employees allocated to the Company, which includes salaries, bonuses, pension, and benefits, were $1.4 million for the year ended March 31, 2018. See Note 5 for additional information.

The Company receives services from various affiliates, including management and professional services, computer operations and administrative support, financial reporting, compliance monitoring, infrastructure and other support functions. Service charges totaled $0.6 million for the year ended March 31, 2018 and are included in Service charges expenses in the Statement of Operations. As of March 31, 2018, service charges payable to affiliates was $0.1 million and are included in Accrued expenses in the Statement of Financial Condition.

MUB has an operating lease for office space, and allocates all direct costs incurred on the lease to other affiliates occupying the space, including the Company. The expense apportionment for these affiliates is based on a systematic, rational and consistent approach, which identifies the square footage occupied by each individual employee. The costs allocated to the Company were $0.9 million for the year ended March 31, 2018 and are included in Occupancy in the Statement of Operations. As of March 31, 2018,

MUFG AMERICAS CORPORATE ADVISORY, INC.
(Formerly known as BTMU SECURITIES, INC.)
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

Notes to Financial Statements
As of and for the year ended March 31, 2018

included in Accrued expenses in the Statement of Financial Condition is $0.8 million related to occupancy.

5. COMPENSATION COSTS

Personnel expenses, as discussed in Note 4, were $1.4 million and are reflected as Employee compensation and benefits expenses in the accompanying Statement of Operations. This total includes the Company's allocated match of employee contributions under the MUFG Union Bank, N.A., 401(k) Plan ("MUB 401(k) Plan") and allocated pension expense from the BTMU Cash Balance Pension Plan ("BTMU Pension Plan") and the MUFG Union Bank, N.A., Retirement Plan ("MUB Pension Plan") (collectively the "Pension Plans"). The BTMU Pension Plan is frozen to participation.

Certain of the Company's employees are eligible to participate in the MUB Annual Discretionary Bonus Plan and MUAH Stock Bonus Plan ("MUAH Plan"). Under the MUAH Plan, the Company employees are granted restricted stock units settled in ADRs representing shares of common stock of the Company's ultimate parent company, MUFG. These awards generally vest pro-rata on each anniversary of the grant date and generally become fully vested three years from the grant date, provided that the employee has completed the specified continuous service requirement. The Company's allocated expense related to these plans was approximately $0.3 million for the fiscal year ended March 31, 2018.

6. INCOME TAXES

The Company prepares a standalone provision but is included in MUAH's consolidated calendar year tax return. Additionally, its state and local filings include both separate and group filings depending on the state. Certain states assess income tax on a company-specific basis, while others assess income tax on a unitary or combined basis. Each entity included in the unitary returns consisting of affiliated MUFG entities within the U.S. (collectively the "Group") pays the tax on its share of the Group's income apportioned to the state based on a formal tax sharing agreement which defines the method to allocate unitary income tax liabilities systematically and rationally.

The current and deferred income tax provision is summarized in the following table.

MUFG AMERICAS CORPORATE ADVISORY, INC.
(Formerly known as BTMU SECURITIES, INC.)
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

Notes to Financial Statements
As of and for the year ended March 31, 2018

(In thousands of dollars)	Year Ended March 31, 2018	
Current income tax (benefit) provision:		
Federal	$	(493)
State and local		1,897
Total		1,404
Deferred income tax provision:		
Federal		543
State and local		115
Total		658
Income tax provision	**$**	**2,062**

The federal statutory tax is reconciled to the effective income tax as follows:

(In thousands of dollars)	Year Ended March 31, 2018	
Statutory federal income tax	$	85
State tax true-ups and other adjustments, net		1,952
Tax reform rate change - revaluation of deferred tax balance		25
Total effective income tax	**$**	**2,062**

On December 22, 2017, the Tax Cuts & Jobs Act was signed into law reducing the federal corporate income tax rate from 35% to 21% effective January 1, 2018. As a result of the reduction in the corporate income tax rate, the Company revalued its net deferred tax asset at December 31, 2017, resulting in a one-time tax expense of $25 thousand. For the year ended March 31, 2018, there is no apportionment allocated to the Company, resulting in a state tax true-up expense of $1.9 million. The true-up was due to returns filed during the year ended March 31, 2018.

The tax effect of temporary differences that gives rise to deferred tax assets is as follows:

(In thousands of dollars)	March 31, 2018	
Deferred tax assets:		
Federal benefit of state tax reserves	$	55
Total deferred tax assets	**$**	**55**

MUFG AMERICAS CORPORATE ADVISORY, INC.
(Formerly known as BTMU SECURITIES, INC.)
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

Notes to Financial Statements
As of and for the year ended March 31, 2018

No valuation allowance was required for the deferred tax assets as of March 31, 2018 as the Company believes it is more likely than not that all deferred tax assets will be realized.

There were no uncertain tax positions as of or during the fiscal year ended March 31, 2018. There were no interest and penalties related to income tax as of and during the fiscal year ended March 31, 2018.

The periods under audit or open to examination in Federal, State and City jurisdictions are the years ended March 31, 2014 through 2017.

7. COMMITMENTS AND CONTINGENCIES

In accordance with ASC 450, *Accounting for Contingencies*, the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. At March 31, 2018, there were no outstanding commitments and contingencies, and therefore, no accrual is necessary.

8. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer with the SEC and is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness. At March 31, 2018, the Company's net capital was $16.3 million, which was $16.2 million in excess of the $0.1 million requirement and its ratio of aggregate indebtedness to net capital was approximately 0.07 to 1.

The Company does not carry customer accounts, hold customer funds or clear through other broker-dealers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section k(2)(i).

9. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to March 31, 2018 through the date the financial statements were available to be issued.

Management did not identify any subsequent events requiring adjustments to or disclosures in the financial statements.

* * * * * *

MUFG AMERICAS CORPORATE ADVISORY, INC.
(Formerly known as BTMU SECURITIES, INC.)
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 Under The Securities Exchange Act of 1934
March 31, 2018
(In thousands of dollars, unless otherwise noted)

Computation of net capital:		
Total stockholder's equity	$	73,643
Nonallowable assets:		
Fee receivable from affiliate		(210)
Tax assets		(1,118)
Prepaid fees		(9)
Total nonallowable assets		(1,337)
Other deductions and/or charges:		
Cash at affiliate		(55,984)
Net capital		16,322
Minimum net capital required (the greater of 6-2/3%		
of total aggregate indebtedness or $5 thousand)		75
Excess net capital	**$**	**16,247**
Computation of aggregate indebtedness:		
Total aggregate indebtedness from Statement of Financial Condition	$	1,119
Ratio of aggregate indebtedness to net capital		0.0686

There are no differences between the amounts presented above and the amounts
included in the Company's amended filing on May 23, 2018.

MUFG AMERICAS CORPORATE ADVISORY, INC.
(Formerly known as BTMU SECURITIES, INC.)
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

Computation for Determination of Reserve Requirements Pursuant to
Rule 15c3-3 Under The Securities Exchange Act Of 1934
As Of And For The Year Ended March 31, 2018

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section k(2)(i) of that rule.

SUPPLEMENTAL SCHEDULE (i)

MUFG AMERICAS CORPORATE ADVISORY, INC.
(Formerly known as BTMU SECURITIES, INC.)
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

Information Relating to the Possession or Control Requirements
Pursuant To Rule 15c3-3 Under The Securities Exchange Act Of 1934
As Of And For The Year Ended March 31, 2018

The Company does not have physical possession or control of securities for customer accounts and, accordingly, is exempt from the provisions of SEC Rule 15c3-3.